STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

It is hereby certified that:

FIRST: The name of this corporation is: X and O Cosmetics, Inc.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended by striking out Article “FOURTH” thereof and substituting in lieu of said Article, the following new Article “FOURTH”:

FOURTH: The total number of shares of stock which the corporation is authorized to issue is Nine Hundred Million (900,000,000) shares with a par value of $.0001.

THIRD: The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on this 20th day of September, 2006.

By:/s/ Glen Landry
Glen Landry
President, Chief Executive Officer,
Chief Financial Officer and
 Chief Accounting Officer